UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41974

Intelligent Group Limited

Unit 1203C, Level 12, Admiralty Centre,
Tower 1, 18 Harcourt Road,
Admiralty, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

As disclosed earlier, on January 15, 2026, the Board of Directors of Intelligent Group Limited (the “Company”) approved a reverse stock split of all the Company’s issued and unissued shares at an exchange ratio of one (1) share for twenty (20) shares (“Reverse Share Split”). Pursuant to the BVI Business Companies Act (as amended) and the Company’s M&A, the Company’s Board of Directors is authorized to effect the Reverse Share Split without the approval of the Company’s shareholders. Accordingly, no shareholder vote, consent or approval is required or will be sought in respect of the Reverse Share Split.

The Reverse Stock Split will be effective at 12:01 a.m. (ET) on February 17, 2026 and the Company’s Class A Ordinary Shares will begin trading on the Nasdaq Capital Market (“Nasdaq”) on a split-adjusted basis at the opening of market on February 17, 2026.

The Class A Ordinary Shares will continue to trade on the Nasdaq Capital Market under the trading symbol “INTJ” but will trade under the following new CUSIP number: G48047115. The Reverse Stock Split will reduce the number of outstanding Class A Ordinary Shares of the Company from 29,250,000 to approximately 1,462,500 Class A Ordinary Shares. Every twenty (20) outstanding Class A Ordinary Shares will be combined into and automatically become one post-Reverse Stock Split Class A Ordinary Share. No fractional shares will be issued in connection with the Reverse Stock Split. Instead, the Company will issue one full post-Reverse Stock Split Class A Ordinary Share to any shareholder at a participant level who would have been entitled to receive a fractional share as a result of the process.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELLIGENT GROUP LIMITED

By:	/s/ Wai Lau
Name:	Wai Lau
Title:	Director, Chief Executive Officer, and Chairlady of the Board

Date: February 9, 2026

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